FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* TANSKY BURTON M.	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
							President and Chief Executive Officer
(Last) (First) (Middle) c/o The Neiman Marcus Group, Inc. 1618 Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year November 20, 2002				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year) November 22, 2002				X	Form filed by One Reporting Person
(Street) Dallas Texas 75201								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Class A								37,000	D
Common Stock, Class A (11/99 Restricted)								8,000	D
Common Stock, Class A (9/97 PARS)								7,900	D
Common Stock, Class A (9/98 PARS)								10,000	D
Common Stock, Class A (10/99 PARS)								10,000	D
Common Stock, Class A (11/02 PRS) (1)	11-20-02	11-20-02	A		16,500		$15.185	16,500	D
Common Stock, Class A (11/02 Restricted) (2)	11-20-02	11-20-02	A		11,550			11,550	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1)  Purchased Restricted Stock ("PRS") awarded pursuant to The Neiman Marcus Group, Inc. 1997 Incentive Plan, which includes tax withholding rights, in a transaction exempt from Section 16(b) under Rule 16b-3. PRS is purchased at 50 percent of the fair market value on the date of the award and is subject to repurchase by the Company until the third anniversary date of the award in the event of the recipient's termination of employment.

(2)  Restricted Stock awarded pursuant to The Neiman Marcus Group, Inc. 1997 Incentive Plan, which includes tax withholding rights, in a transaction exempt from Section 16(b) under Rule 16b-3. Restrictions lapse three years from the date of the award. (The vesting schedule was previously reported as lapsing 20% on the anniversary date of the award in years 2003 through 2007.)

		/s/ Burton M. Tansky	November 29, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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